May 11, 2004 (Restated March 2, 2006)

PAN AMERICAN SILVER INCREASES PRODUCTION,
LOWERS CASH COST IN FIRST QUARTER

(all amounts in US Dollars unless otherwise stated)

This press release reflects the effects of the restatement on the consolidated financial statements as at March 31, 2004 and for the three month periods ended March 31, 2004. See "Restatement" in the Management’s Discussion and Analysis (MD & A) for further discussion of this matter.  Apart from revisions described under “Restatement” in the MD & A, this news release has not been revised for new events or developments.

FIRST QUARTER HIGHLIGHTS

•

Silver production increased 10% to 2.36 million ounces.

•

Cash production costs decreased 7% to $3.83/oz.

•

Consolidated revenue of $15.7 million increased 101% over the first quarter of 2003. The net loss for the quarter was $2.02 million ($1.6 million in 2003). A build-up of concentrate inventories delayed recognition of approximately $1 million of operating income.

•

Agreement reached to purchase the 3.5 million ounce per year Morococha silver mine in Peru.

•

Private placement of 3.3 million shares completed, netting the Company $54.9 million and increasing cash and short-term investments to $142.8 million.

•

La Colorada mine achieved commercial production January 1, increasing its first-quarter silver production by 152% to 495,000 ounces.

•

Offer made to encourage conversion of the Company’s convertible debentures. 82% tendered to date. Conversion plus proposed repayment of outstanding project loans will leave Pan American debt free.

FINANCIAL RESULTS

Pan American Silver Corp.’s (NASDAQ: PAAS; TSX: PAA) consolidated revenue for the first quarter of $15.7 million was 101% greater than in 2003 due to increased production from the La Colorada mine and higher realized silver prices. Cash flow from operations was $2.9 million, before changes in working capital, compared to $(0.2) million in 2003. After stock-based compensation expense totaling $0.44 million, and without recognizing additional operating income of approximately $1 million due to concentrate produced but not yet shipped, the net loss for the first quarter was $2.02 million versus a loss of $1.6 million in the first quarter of 2003.  Approximately 2.5 months of production was held in inventory at the end of the first quarter. The majority of this inventory has been priced, but the revenue cannot be recognized until it is shipped. These results exclude any contribution from the Morococha operation, the acquisition of which is expected to close during the second quarter.

Consolidated silver production for the first quarter totaled 2,362,303 ounces, a 10% increase over the first quarter of 2003. The increase was due primarily to higher production from the pyrite stockpiles operation in Peru and higher tonnage processed at La Colorada after its expansion. Zinc, lead and copper by-product production was lower than in the first quarter of 2003 due to the closure of the base-metal rich North Zone of the Quiruvilca mine in the third quarter of 2003.

Cash costs of $3.83/oz in the first quarter improved 7% over cash costs of $4.10/oz in the corresponding period of 2003. Total production costs rose marginally to $4.70/oz reflecting higher depreciation costs following the start of commercial production at La Colorada.

Working capital at March 31, including cash and short-term investments of $142.8 million, improved to $127 million, an increase of $45 million from December 31, 2003 after net proceeds of $54.9 million were received from the issuance of 3.33 million common shares. Approximately $35 million of these proceeds are expected to be used for the purchase of the Morococha mine.

In April Pan American launched two debt reduction initiatives that will be funded from existing cash balances. First, the Company made an offer to encourage conversion of the aggregate $86.25 million principal amount of 5.25% convertible unsecured senior subordinated debentures, which will incur an interest payment of $11 million should all of the debentures be converted.  To date 82% of debentures have been converted and the offer remains open until May 21. In addition, the Company has repaid a $3.5 million loan relating to the initial development of the Huaron mine and has notified the International Finance Corporation of its intention to prepay the $9.5 million construction loan incurred to complete the expansion of the La Colorada mine last year. The early repayment of these two loans will save Pan American approximately $500,000 in annual net interest expense. The loan repayments, plus the complete conversion of the debentures, would leave Pan American debt free.

Ross Beaty, Chairman of Pan American commented, “This is a very exciting time for Pan American. We are generating healthy cash flow from our operations in Peru and Mexico, we are in the middle of acquiring an excellent new mine in Peru, we are in the process of becoming debt free and we have a full slate of high-quality growth projects in the pipeline with the cash resources to fund their development. Silver prices are strong and it is easy to make a very bullish case for continuing strength in silver. The Company celebrated its tenth anniversary in April and I am extremely proud of the progress we have made over the past decade in building Pan American from just a concept into the world’s pre-eminent primary silver mining company.”

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

PERU

The Quiruvilca mine continued to benefit from the closure of the high-cost North Zone in the third quarter of 2003 and from higher metal prices. Silver production remained steady at 616,890 ounces; however, cash costs decreased 44% to $3.04/oz. Recent development drilling at Quiruvilca has identified a major new vein approximately 20 meters from existing workings. Given the location of the new vein, development costs are expected to be low. As a result of this discovery and the mine’s excellent operational results, Quiruvilca will remain open indefinitely.

Silver production at the Huaron mine in the first quarter of 2004 decreased 20% to 964,086 ounces due to difficult ground conditions and lower-grade ore encountered in the first two months of the year. As a result, cash costs increased 18% to $4.28/oz and total costs increased 25% to $5.32. The mine has accelerated development work to provide greater operating flexibility. Production levels and costs improved significantly in March and are expected to improve over the remainder of the year. A $1 million exploration-drilling program to convert known mineral resources into proven and probable reserves is nearly complete and results will be incorporated into the mine expansion project currently underway.

The Silver Stockpile Operation continued to generate excellent cash flow, producing a record 286,565 ounces of silver at a cash cost of $2.89/oz and a total cost of $3.50/oz reflecting sliding-scale refining charges which increase as the silver price rises.

The Morococha Mine acquisition announced in January remains on track for completion during the second quarter. Morococha is expected to add approximately 3.5 million ounces of annual silver production at a cash cost of less than $3/oz.

MEXICO

The La Colorada mine increased production to 494,762 ounces of silver in the first quarter, an increase of 152% over the year-earlier period due to the expansion of the operation in mid-2003. The mine continues to increase throughput and should reach its full production capacity of approximately 3.5 million ounces annually later in the year.

Work to date on the feasibility study at the Alamo Dorado silver project indicates that conventional milling is the most economic recovery option. Diamond infill drilling is currently underway and will provide samples for testing of a semi-autogenous grinding mill. Permitting is progressing well and a production decision is expected in the second half of the year.

ARGENTINA

Feasibility work continues on the 50% owned Manantial Espejo silver-gold joint venture where geotechnical and environmental testing are underway to facilitate permitting. Results from an expanded program of infill, metallurgical and exploration drilling confirmed continuity of gold and silver mineralization in the primary vein systems – Maria and Karina/Union – and included high-grade intersections. An updated resource statement will be released mid-year.

BOLIVIA

At the San Vicente property, approximately 75% of the current 8,000 meter drilling program has been completed and results will be incorporated into the feasibility study due early in 2005. During the quarter, Pan American extended its production agreement with Bolivian mining company EMUSA to continue small-scale mining while the feasibility study progresses.

SILVER MARKETS

The silver price opened the quarter at $5.98/oz and rose steadily, closing at $7.82/oz and averaging $6.68/oz. The rise was fueled primarily by speculative interest and increasing investor demand. After rising to a 16-year high of $8.29/oz, prices have trended lower since mid-April. The annual world silver survey of supply and demand statistics for 2003 will be published by the Silver Institute on May 13 and a summary will be provided on Pan American’s website.

Pan American will host a conference call to discuss the results on Wednesday, May 12 at 8:30 a.m. Pacific time (11:30 a.m. Eastern time).  North American participants please call toll-free 1-877-825-5811. International participants please dial 1-973-582-2767. The conference may also be accessed live from the investor relations section of the Pan American website at www.panamericansilver.com. To listen to a playback for one week after the call, dial 1-877-519-4471 and enter the pass code 4726403.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(in thousands of U.S. dollars)
	March 31	December 31
	2004	2003
ASSETS	Restated – Note 3
Current	(Unaudited)	(Audited)
Cash and cash equivalents	$ 67,505	$ 14,191
Short-term investments	75,294	74,938
Accounts receivable, net of $Nil provision for doubtful accounts	9,465	7,545
Inventories	8,447	6,612
Deferred loss on commodity contracts	828	-
Prepaid expenses	1,391	1,289
Total Current Assets	162,930	104,575
Mineral property, plant and equipment, net (note 5)	84,834	83,574
Investment and non-producing properties (note 6)	84,221	83,873
Direct smelting ore	3,604	3,901
Other assets	3,506	3,960
Total Assets	$ 339,095	$ 279,883

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 10,697	$ 10,525
Advances for metal shipments	5,198	4,536
Unrealized loss on commodity contracts	2,485	-
Current portion of bank loans and capital lease	12,629	2,639
Current portion of non-current liabilities	4,948	4,948
Total Current Liabilities	35,957	22,648
Deferred revenue	853	865
Bank loans and capital lease	407	10,803
Liability component of convertible debentures	17,078	19,116
Provision for asset retirement obligation and reclamation (note 4)	21,132	21,192
Provision for future income tax	19,035	19,035
Severance indemnities and commitments	2,140	2,126
Total Liabilities	96,602	95,785

SHAREHOLDERS’ EQUITY
Share capital (note 7)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2003 – 53,009,851 common shares
March 31, 2004 – 57,316,341 common shares	285,613	225,154
Equity component of convertible debentures	68,855	66,735 1,092
Additional paid in capital	12,711	12,752
Deficit	(124,686)	(120,543) (106,624)
Total Shareholders’ Equity	242,493	184,098 55,492
Total Liabilities and Shareholders’ Equity	$ 339,095	$ 279,883

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations and Deficit
(Unaudited – in thousands of U.S. dollars, except for shares and per share amounts)

	Three months ended
	March 31,
	2004	2003
	Restated–Note 3	(Note 4)
Revenue	$ 15,708	$ 7,822
Expenses
Operating	11,168	7,429
General and administration	803	401
Depreciation and amortization	2,145	471
Stock-based compensation (note 4)	440	487
Reclamation	302	61
Exploration	528	496
Interest expense	468	159
	15,854	9,504

Net loss from operations	(146)	(1,682)
Loss on commodity contracts	(2,214)	-
Other income	337	109
Net loss for the period	$ (2,023)	$ (1,573)

Accretion of convertible, unsecured senior subordinated debentures	(2,120)	-
Adjusted net loss for purposes of determining basic loss per share	$(4,143)	$(1,573)

Loss per share based on net loss for the period	($0.04)	($0.03)
Effect of accretion to convertible debentures	(0.04)	-
Basic and fully diluted loss per share attributable to common shareholders	($0.08)	($0.03)
Weighted average shares outstanding	54,054,224	50,597,399

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows
(Unaudited – in thousands of U.S. dollars)

	Three months ended
	March 31,
	2004	2003
	Restated–Note 3	(Note 4)
Operating activities
Net loss for the period	$ (2,023)	$ (1,573)
Reclamation expenditures	(362)	-
Items not involving cash
Depreciation and amortization	2,145	471
Interest accretion on convertible debentures	269	-
Stock-based compensation	440	487
Reclamation	302	61
Operating cost provisions	517	352
Gain on sale of marketable securities	(22)	-
Unrealized loss on commodity contracts	1,657	-
Changes in non-cash operating working capital items (note 8)	(3,316)	(342)
Cash used by operations	(393)	(544)

Financing activities
Shares issued for cash	60,062	723
Share issue costs	(84)	-
Convertible debentures interest payment	(2,307)	-
Repayment of line of credit	-	(125)
Proceeds from bank loans	-	4,000
Repayment of bank loans	(407)	(407)
	57,264	4,191

Investing activities
Mineral property, plant and equipment expenditures	(3,234)	(4,415)
Investment and non-producing property expenditures	(345)	100
Acquisition of cash of subsidiary (note 2)	-	3,063
Proceeds from sale of marketable securities	22	-
Other	-	(19)
	(3,557)	(1,271)

Increase in cash and cash equivalents during the period	53,314	2,376
Cash and cash equivalents, beginning of period	14,191	10,185
Cash and cash equivalents, end of period	$ 67,505	$ 12,561

Supplemental disclosure of non-cash transactions
Shares issued for acquisition of subsidiary	$ -	$ 64,228

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
For the three months ended March 31, 2004
(in thousands of US dollars, except for shares)

				Additional
	Common shares		Convertible	Paid In
	Shares	Amount	Debentures	Capital	Deficit	Total
Balance, December 31, 2002	43,883,454	$ 161,108	$-	$1,327	$(106,943)	$ 55,492
Stock-based compensation	-	-	-	2,871	-	2,871
Exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Issued on acquisition of Corner Bay
Silver Inc. (note 2)	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted	-	-	-	1,136	-	1,136
Fair value of share purchase warrants	-	-	-	8,889	-	8,889
Exercise of share purchase warrants	100,943	509	-	-	-	509
Issue of convertible debentures	-	-	63,201	-	-	63,201
Convertible debentures issue costs	-	-	-	-	(3,272)	(3,272)
Issued as compensation	3,293	22	-	-	-	22
Accretion to convertible debentures	-	-	3,534	-	(3,534)	-
Net loss for the year	-	-	-	-	(6,794)	(6,794)
Balance, December 31, 2003	53,009,851	225,154	66,735	12,752	(120,543)	184,098
Stock-based compensation	-	-	-	440	-	440
Exercise of stock options	433,361	3,626	-	(481)	-	3,145
Exercise of share purchase warrants	539,796	1,917	-	-	-	1,917
Shares issued for cash	3,333,333	55,000	-	-	-	55,000
Shares issue costs	-	(84)	-	-	-	(84)
Accretion to convertible debentures	-	-	2,120	-	(2,120)	-
Net loss for the period (Restated)	-	-	-	-	(2,023)	(2,023)
Balance, March 31, 2004	57,316,341	$ 285,613	$68,855	$12,711	$(124,686)	$ 242,493

See accompanying notes to consolidation financial statements

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2004 and 2003 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

1.

Basis of presentation and other disclosures

a)

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2003 which is included in the Company’s 2003 Annual Report.  These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements.  Certain comparative figures have been reclassified to conform to the current presentation.  Significant differences from United States accounting principles are described in note 9.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements.

b)

On February 9, 2004, the Company signed a binding agreement with a number of individuals, subject to regulatory approval and other conditions, to purchase 92% of the voting shares in Compañía Minera Argentum S.A. (“Argentum”) for approximately $35,000,000.  Argentum received the Anticona and Manuelita mining units and related infrastructure and processing assets, (“Morococha”) from Sociedad Minera Corona S.A.. Morococha is located in central Peru 150 km northeast of Lima.  This proposed purchase is expected to close in the second quarter of 2004.

2.

Business Acquisition

On February 20, 2003, the Company acquired a 100% interest in Corner Bay Silver Inc. (“Corner Bay”).  The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company (“Pan American shares”), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the “Pan American warrants”) to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay.  The Pan American shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30. The Pan American warrants were valued at $8,889,000, which was equal to $2.328 per warrant.  The Pan American warrants were valued using an option pricing model assuming a weighted average volatility of the Company’s share price of 35% and a weighted average annual risk free rate of 4.16%.

Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

In addition, the Company agreed to grant 553,847 stock options to purchase common shares of the Company.  These options replaced 960,000 fully vested stock options held by employees and shareholders of Corner Bay.  The value of the stock options granted was determined to be $1,136,000.

The acquisition was accounted for using the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

As at February 20, 2003
Fair value of net assets acquired (000’s)
Current assets	$ 2,512
Equipment	2,500
Mineral properties	79,008
Other assets	29
84,049
Less:
Current liabilities	(104)
Provision for future income tax liability	(19,035)
$ 64,910

Consideration paid	$ 64,228
Add: Costs of acquisition	682
$ 64,910

The purchase consideration of $64,228,000 for 100% of Corner Bay exceeded the carrying value of the net assets acquired by $54,108,000, which was applied to increase the carrying value of the mineral properties.  The excess amount did not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values.  The resulting estimated future income tax liability associated with this temporary difference of $19,035,000 was applied to increase the carrying value of the mineral properties.

The following table presents the unaudited pro forma results of operations for information purposes assuming that the Company acquired Corner Bay at the beginning of 2003:

Revenue	$7,822
Net loss	(1,858)
Basis and diluted loss per share	$(0.04)

3.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	March 31	March 31
	2004	2004
Consolidated Balance Sheets

Deferred loss on commodity contracts	$-	$828
Unrealized loss on commodity contracts	$-	$2,485
Deficit	$(123,029)	$(124,686)

Consolidated Statement of Operations	Three Month Ended	Three Month Ended
	March 31, 2004	March 31, 2004

Revenue	$15,151	$15,708
Mine operating earnings	$1,838	$2,395
Loss on commodity contracts	$-	$(2,214)
Net loss for the period	$(366)	$(2,023)
Adjusted net loss for the period attributable to common shareholders	$(2,486)	$(4,143)
Basic and diluted loss per share	$(0.05)	$(0.08)

4.

Change in accounting policies (Restated)

a)

During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, “Stock-based Compensation and Other Stock-based Payments”.  As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 2002.  Stock-based compensation awards are calculated using the Black-Scholes option pricing model.  Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $440,000 for the three months ended March 31, 2004 (three months ended March 31, 2003 - $487,000) for stock options granted to employees and directors.  These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 58%, weighted average expected life of 3.5 years and weighted average annual risk free rate of 4.03%.

b)

During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets.  The Company adopted CICA 3110 “Asset Retirement Obligations” whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount.  The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset.

c)

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships ("AcG-13").  AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  The adoption of AcG-13 had the effect of increasing unrealized loss on commodity contracts and deferred loss on commodity contracts by $1.5 million, at January 1, 2004, (see note 3.).

5.

Mineral property, plant and equipment

During the first quarter of 2004, the Company spent $3,234,000 on the following capital projects:

	Huaron	La Colorada	Other	Total
Plant and equipment	$ 720	$ -	$ -	$ 720
Mine development	564	1,803	-	2,367
Other	-	-	147	147
	$ 1,284	$ 1,803	$ 147	$ 3,234

.

6.

Investment and non-producing properties

Acquisition costs of mineral development properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment properties are charged to operations in the period they are incurred.

During the first quarter of 2004, exploration and development expenditures were spent on the following properties:

Alamo Dorado, Mexico	$ 236
Manantial Espejo, Argentina	467
Others	170
873
Less:
Amount deferred	(345)
Exploration expenditures	$ 528

7.

Share capital

During the three-month period ended March 31, 2004 the Company:

1)

issued 3,333,333 common shares at $16.50 per share, for net proceeds of $54,916,000, after legal, accounting and other fees;

2)

issued 433,361 common shares for proceeds of $3,626,000 in connection with the exercise of employees and directors stock options; and

3)

issued 539,796 common shares for proceeds of $1,917,000 in connection with the exercise of share purchase warrants.

The following table summarizes information concerning stock options outstanding as at March 31, 2004:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at March 31, 2004	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at March 31, 2004	Weighted Average Exercise Price
$3.47 - $7.05	2004	50,036	4.67	50,036	$7.05
$9.15	2005	44,077	10.98	44,077	$9.15
$3.81 - $7.44	2006	195,000	24.94	140,000	$3.81
$7.37 - $7.70	2007	484,000	39.35	450,000	$7.64
$6.79 - $11.00	2008	614,231	50.76	29,231	$8.47
$12.58 - $17.17	2009	302,000	58.21	122,000	$15.03
$3.81	2010	247,000	79.50	247,000	$3.81
		1,936,344	45.75	1,082,344	$7.16

During the three months ended March 31, 2004, the Company recognized $440,000 (2003 - $487,000) of stock compensation expense consisting of $214,000 for options issued in 2004 and $226,000 for options issued in 2003.

As at March 31, 2004 there were warrants outstanding to allow the holders to purchase 3,814,700 common shares of the Company at Cdn$12.00 per share.  These warrants expire on February 20, 2008.

8.

Changes in non-cash working capital items

The following table summarizes the changes in non-cash working capital items

	2004	2003
Short-term investments	$(356)	$-
Accounts receivable	(1,920)	(248)
Inventories	(1,666)	(3,039)
Prepaid expenses	(102)	1,198
Accounts payable and accrued liabilities	172	(1,585)
Advances for metal shipments	662	4,070
Non-current working capital items	(106)	(54)
	$(3,316)	$(342)

9.

Segmented information (Restated)

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

For the three months ended March 31, 2004
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 16,395	$ (687)	$ -	$ 15,708
Net income (loss) for the period	1,282	(2,801)	(504)	(2,023)
Segmented assets	$ 109,723	$ 141,877	$ 87,495	$ 339,095

For the three months ended March 31, 2003
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 7,658	$ 164	$ -	$ 7,822
Net loss for the period	(526)	(700)	(347)	(1,573)
Segmented assets	$ 89,738	$ 9,311	$ 85,855	$ 184,904

10.

Subsequent events

Subsequent to March 31, 2004, the Company:

a)

issued 120,334 common shares for proceeds of $659,000 in connection with the exercise of employees and directors stock options;

b)

converted $70,865,000 principal amount from the holders of the Company’s US$86,250,000 5.25% unsecured senior subordinated convertible debentures by issuing 7,577,519 common \shares and cash payments totaling $9,301,000;

c)

repaid the Huaron pre-production loan facility on April 16, 2004 by making a payment of $3,115,000; and

d)

notified the International Finance Corporation of its intention to repay the $9,500,000 La Colorada project loan facility on May 17, 2004.

First Quarter 2004 Management’s Discussion and Analysis

Management's Discussion and Analysis (‘MD&A”) presented below reflects the effects of the restatement on the consolidated financial statements as at March 31, 2004 and for the three month periods ended March 31, 2004. See "Restatement" below for further discussion of this matter.  Apart from revisions described under “Restatement” below, this MD&A has not been revised for new events or developments.

The MD&A focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2004 and the related notes contained herein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2003. These accounting policies have been applied consistently for the quarter ended March 31, 2004.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	March 31	March 31
Consolidated Balance Sheets	2004	2004

Deferred loss on commodity contracts	$-	$828
Unrealized loss on commodity contracts	-	2,485
Deficit	$(123,029)	$(124,686)

	Three Month Ended	Three Month Ended
	March 31	March 31
Consolidated Statement of Operations	2004	2004

Revenue	$15,151	$15,708
Mine operating earnings	$1,838	$2,395
Loss on commodity contracts	$-	$(2,214)
Net loss for the period	$(366)	$(2,023)
Adjusted net loss for the period attributable to common shareholders	$(2,486)	$(4,143)
Basic and diluted loss per share	$(0.05)	$(0.08)

This change in accounting treatment has no impact on our cash flows.  The details of our commodity and foreign currency forward contracts, which we have previously disclosed, have not changed and Management believes that they continue to serve Pan American as a prudent risk management tool.  Pan American does not hedge its future silver production.

Significant Events and Transactions of the First Quarter

On February 9, 2004 Pan American announced the signing of a binding agreement with a number of individuals to purchase 92 per cent of the voting shares of Compania Minera Argentum S.A., which holds the Morococha mine in central Peru.  The purchase price is approximately $35 million. The Morococha operation has historically produced approximately 3.5 million ounces of silver annually at a cash cost, net of byproduct credits, of below $3 per ounce. The addition of Morococha will be immediately accretive to Pan American’s silver production, cash flow and earnings , and will reduce the Company’s consolidated cash and total operating costs per ounce of silver produced. Management expects to close the transaction during the second quarter of 2004.

To finance the acquisition of the Morococha mine, Pan American closed a common share financing with an institutional investor on March 12, 2004.  A total of 3,333,333 Pan American common shares were issued at a price of $16.50 per share for aggregate gross proceeds of $55 million.

The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which started in late 2002.  As such, all revenue and expense items were recognized in the statement of operations in the first quarter of 2004, having been capitalized throughout 2003. This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for the first quarter of 2004 with the corresponding period in 2003.

Results of Operations

For the three months ended March 31, 2004 the Company’s net loss was $2.0 million ($0.08 per share after adjusting for accretion to the Debentures) compared to a net loss of $1.57 million ($0.03 per share) for the corresponding period in 2003.  Revenue from metal sales more than doubled as compared to the first quarter of 2003.  Approximately 50 per cent of the increase in revenue was as a result of the La Colorada mine reaching commercial production on January 1, 2004 and the remaining balance was due to higher metal prices, which more than offset the fact that the Company sold fewer tonnes of concentrate than in the corresponding period in 2003.  Concentrate shipments, which are essential for revenue recognition purposes, are largely controlled by our customers.  In an attempt to lower unit-shipping costs, our customers have chosen to accumulate concentrates into larger volumes, which has resulted in a delayed shipping schedule.  During the quarter, concentrates inventories increased by 7,065 dry metric tonnes (DMT), which represents approximately 25-days production at current mining rates.  At the end of the quarter, the Company held 20,740 DMT of concentrate inventory, which represents approximately 2.5-months production for the Company.  These inventories had a book value, at cost, of $6.26 million and a realizable value of approximately $9.20 million. Most of the concentrate inventory has been priced and is scheduled for shipment in April and May of 2004, at which time the associated revenue will be recognized.

Operating costs for the three months ended March 31, 2004 were $11.2 million, which was 50 per cent higher than the first quarter of 2003.  La Colorada achieving commercial production is the principal reason for this increase; however operating costs were higher at Huaron as a result of incurring significant development expenditures in the first quarter, which the Company expensed.  Quiruvilca lowered its operating costs compared to the first quarter of 2003 due to closing the high cost North Zone in August of 2003.

Pan American’s gross margin (the difference between revenue and operating costs divided by operating costs) improved to 41 per cent for the three months ended March 31, 2004 from 5 per cent for the comparable period last year.  This improvement is due in large part to higher metals prices for all of the metals that the Company produces and to a lesser extent from a reduction in cash costs per ounce of silver produced.

Depreciation and amortization charges increased significantly to $2.1 million from $0.5 million a year before.  Again, La Colorada achieving commercial production is the principal reason for this increase but depreciation and amortization has also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”, which required the Company to write up its asset values by $8.2 million as at December 31, 2003.  The amortization of these higher asset values on a unit of production basis has resulted in an increased depreciation charge.

General and administration costs doubled from a year ago reflecting the increase in staffing costs, a stronger Canadian dollar, legal expenses relating to the offer to the debentures holders and an increase in travel costs.  The Company has continued to build its senior management team in 2004 with the recruitment of several key technical personnel in the areas of geology, health, environment and safety and underground mining. These appointments complete the management transformation that the Company commenced last year.

The Company recognized $0.44 million stock-based compensation expense in the first quarter of 2004, as a result of adopting CICA Handbook Section 3870 – “Stock-Based Compensation” in the fourth quarter of 2003. On a restated basis, the comparable expense recorded in the quarter ended March 31, 2003 was $0.49 million.

Reclamation expense of $0.30 million in the first quarter of 2004 relates to the accretion of the liability that the Company recognized by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.  Pursuant to this section, the Company recognized the expected fair value of future site restoration costs as a liability, which is accreted to its anticipated future value with a corresponding charge to the statement of operations. There has been no change to the Company’s expectations of future site restoration costs during the quarter.

Interest expense increased relative to the first quarter of 2003 because of charges related to the 5.25% convertible unsecured senior subordinated debentures (the “Debentures”) issued in the third quarter of 2003 and the draw down of the IFC project loan facility for the expansion at La Colorada between March and October of 2003.  Other income represented interest received from the cash balances the Company maintained during the quarter, which were substantially higher than a year ago primarily due to the proceeds of the Debentures, together with the equity financing completed in March 2004.

Production

Pan American produced 2,362,303 ounces of silver in the first quarter of 2004, a 9.9% increase from the corresponding period in 2003.  Silver production is in line with forecasts and with the addition of Morococha around mid-year, the Company expects to produce 11.5 million ounces in 2004, a 34% increase over 2003.  In the first quarter of 2004, significant increases in silver production were achieved at La Colorada and the Pyrite Stockpile operation.  Quiruvilca was able to produce the same quantity of silver in the first quarter of 2004 as it had a year before by processing fewer tonnes, but with higher silver grades after the closure of the high-cost North Zone in August 2003.  Zinc and lead production was lower in the three months ended March 31,2004 as compared to the same period in 2003 due primarily to lower tonnage milled and grades at the Huaron mine, which experienced challenging ground conditions in the first two months of the year. The mine was able to accelerate development work to provide more operating flexibility, and we expect that Huaron will increase production relative to the first quarter over the remainder of the year.

Consolidated cash costs for the first quarter of 2004 were $3.83 per ounce compared to $4.10 per ounce in the first quarter of 2003, due to higher silver production coupled with a larger by-product credit from base metal sales. The Company expects cash costs to continue to decrease with an expectation of a cash cost around $3.55 per ounce for 2004.

Liquidity and Capital Resources

At March 31, 2004, cash and cash equivalents plus short-term investments were $142.8 million, a $53.7 million increase from December 31, 2003.  Cash flow from financing activities was $57.3 million, which included the issuance of the shares for net proceeds of $60.1 million, payment of interest on the Debentures of $2.3 million and repayment of bank loans of $0.4 million.  Operating activities used $0.4 million after non-cash working capital movements absorbed $3.3 million due mostly to increased concentrate inventories and accounts receivable.    Investing activities used $3.6 million in cash and consisted primarily of expenditures on property, plant and equipment at La Colorada of $1.5 million, $1.3 million at Huaron and $0.2 million at Alamo Dorado.

Working capital at March 31, 2004 was $127 million, an improvement of $45 million from the December 31, 2003.  The improvement is reflected largely in a $53.3 million increase in cash and cash equivalents, an increase in concentrate inventories of $1.8 million and increased accounts receivable of $1.7 million.  The Company’s decision to prepay bank debt totaling $12.6 million after the quarter end has been reflected as a reclassification of $10.0 million of bank loans to current liabilities at March 31, 2004.

Capital resources at March 31, 2004 amounted to shareholders’ equity of $242.5 million, capital leases of $0.40 million and deferred revenue of $0.90 million.  At March 31, 2004, the Company had issued 57,316,341 shares.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts.  The Company incurred base metal hedging losses in the first three months of 2004 totaling $2.2 million.  At March 31, 2004, the Company had sold forward 14,730 tonnes of zinc at a weighted average price of $987 per tonne ($0.448 per pound) and 7,270 tonnes of lead at a weighted average price of $696 per tonne ($0.316 per pound). The forward sales commitments for zinc represent approximately 51 per cent of the Company’s forecast zinc production for the remainder of 2004 and 10 per cent of the Company’s forecast 2005 zinc production.  The lead forward sales commitments represent approximately 56 per cent of the remainder of 2004 lead production.  At March 31, 2004, the cash offered prices for zinc and lead were $1,088 and $821 per tonne, respectively. The mark to market value at March 31, 2004 was a negative $2.5 million and at the date of this MD&A was a negative $0.5 million.

Exploration and Development Activities

The diamond-drilling program designed to upgrade resources to reserves and to explore for vein extensions at the Huaron mine continued during the quarter.  By the end of the quarter, 11,608 meters of drilling had been completed, which represented 97 per cent of the program that forms part of an overall project to further expand the mine’s production.  The cost of this program was capitalized.

In Argentina, infill drilling at the 50 per cent owned Manantial Espejo silver-gold project has confirmed continuity of gold and silver mineralization in the primary vein system, which was the subject of a press release on March 23, 2004.  Environmental and geotechnical work, together with metallurgical studies and additional infill and exploration drilling are proceeding. The feasibility study for the project is expected to be completed by early 2005.  Pan American’s share of the feasibility costs in 2004 are expected to be approximately $1.6 million, which are being expensed as incurred.

At Alamo Dorado in Mexico, Pan American is assessing a milling operation as opposed to the original feasibility, which contemplated a heap leach processing facility.  Initial results suggest the milling alternative will yield the best economic return; however, additional metallurgical testing and flow sheet capital estimating is still required.  This work will be performed in April and May 2004 along with a 12 hole, 2,750 meter drilling program to test some of the critical resource model interpretations and collect additional samples suitable for SAG mill grindability testing.  Progress has been made towards securing water rights and towards the permitting required for explosive storage.  The costs associated with ongoing metallurgical test work, permitting and related feasibility costs are being capitalized.

At San Vicente in Bolivia, work towards a feasibility study has started which includes an 8,000-meter drill program, underground surveys and a program to confirm specific gravity of various ore types.  At quarter end, a total of 5,906 meters was completed in 35 holes.  In addition, the Company extended a production agreement with the Bolivian mining company, EMUSA that has the right to earn a 49 per cent interest in the project by financing the next $2.5 million in project expenses, including the feasibility study.  The production agreement allows EMUSA to continue small-scale mining at San Vicente, while the feasibility work continues.

Subsequent Events

In late March, the Company announced the terms of an offer to encourage conversion by the holders of its Debentures.  Pursuant to the offer, which is open until May 21, 2004, upon conversion holders will receive $131.25 in cash plus 106.929 common shares of the Company per $1,000 principal amount of the debenture.  The offer represents the interest that the Company would have paid on the debenture up until July 31, 2006, when the Company would have the right to force conversion plus a reduction in the conversion price equal to a 4 per cent premium.  At the date of this MD&A, $70.8 million of the $86.25 million outstanding principal amount had elected to accept the Company’s offer.  At the date of this MD&A, the Company had issued 65,003,074 shares.

Pan American prepaid the Huaron loan by making a $3.1 million payment of principal and accrued interest on April 16, 2004.

Pan American has notified the IFC of its intention to prepay the $9.5 million project finance facility on May 17, 2004. The loan was used to finance the completion of the expansion of the La Colorada mine last year.